

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 31, 2010

Mr. John F. Marchese, Chief Executive Officer
Millennium Prime, Inc.
6538 Collins Avenue, Suite 262
Miami Beach, Florida 33141

> **Re: Millennium Prime, Inc.**
> **Item 4.02 Form 8-K**
> **Filed August 25, 2010**
> **File No. 000-28459**

Dear Mr. Marchese:

We have completed our review of your Item 4.01 8-K and related filings and do not, at
this time, have any further comments.

> Sincerely,
>
>
> Heather Clark
> Staff Accountant